China Renewable Energy Holdings, Inc.

Room 286, 2/F, Shui On Centre

6-8 Harbour Road

Wanchai, Hong Kong

Telephone (852) 2384-6665

February 4, 2009

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:

Ta Tanisha Meadows

Staff Accountant

Re:

China Renewable Energy Holdings, Inc. (the “Company”)

Item 4.01 8-K Filed January 28, 2009

File No. 000-52918

Ladies and Gentlemen:

Reference is made to the staff’s comments under cover of its letter dated January 29, 2009 on the above-referenced filing.  Concurrently with the filing of this letter, the Company has filed a Current Report on Form 8-K/A and the following are the Company's responses to the staff’s comments:

Item 4.01 8-K Filed January 28, 2009

1.

We believe the dismissal and engagement of auditors are two separate events.  As such, please state whether the decision to change accountants was recommended or approved by the board of directors.  Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

RESPONSE:  The Current Report on Form 8-K/A has been revised to reflect that the engagement of Deleon & Co., P.A. as the Company’s independent registered public accounting firm was approved by the Company’s Board of Directors on January 23, 2009. The Current Report on Form 8-K/A continues to disclose that the Board of Directors approved the dismissal of Webb & Company, P.A. on the same date.

2.

Please disclose the date you actually engaged Deleon & Co., P.A. rather than the effective date of the engagement.  Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

RESPONSE:  The Current Report on Form 8-K/A has been revised to reflect the date of engagement of Deleon & Co., P.A.

3.

It is unclear from your disclosure in the second paragraph whether the report of Webb & Company, P.A. on the financial statement for either of the past two years contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principal.  Please clarify your disclosure accordingly.  Refer to paragraph (a)(ii) of Item 304 of Regulation S-K.

RESPONSE:  The Company has revised the disclosure in the 8-K/A to clarify that no report issued by Webb & Company, P.A. on our financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principal.

4.

Please revise your disclosure in the third paragraph regarding the period during which you had no disagreements with your former accountant.  This period should include the subsequent interim period preceding the date of dismissal of Webb & Company, P.A. on January 23, 2009 as opposed to the date of the decision to dismiss the firm.  Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

RESPONSE:  The Current Report on Form 8-K/A has been revised as requested.

5.

Please note that you are required to file an updated letter from Webb & Company, P.A. stating whether the firm agrees with the statements made in an amendment filed in response to our comments and, if not, stating the respects in which the firm does not agree as an exhibit within two business days of its receipt or 10 business days after the filing of the amendment.  Please acknowledge this obligation.  Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

RESPONSE.  An updated letter from Webb & Company, P.A. stating that it agrees with the statements made in the Current Report on Form 8-K/A filed in response to the staff’s comments is included as Exhibit 16.1(a) to such report.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing sufficiently responds to the staff’s comment.

Sincerely,

/s/ Allen Huie
Allen Huie
President and Chief Executive Officer

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